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December 12, 2012

Via Federal Express and EDGAR

Ms. Peggy Kim

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Western Wind Energy Corp.

Schedule 14D-1F filed on November 26, 2012

Filed by WWE Equity Holdings Inc. and

Brookfield Renewable Energy Partners L.P.

File No. 5-81701

Dear Ms. Kim:

On behalf of our clients, Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) and WWE Equity Holdings Inc. (“WWE Equity” and, together with Brookfield Renewable, the “Brookfield Entities”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of December 4, 2012 (the “Comment Letter”) to us with respect to the Brookfield Entities’ Schedule 14D-1F (the “Schedule 14D-1F”) relating to the Brookfield Entities’ tender offer (the “Offer”) for all of the outstanding common shares of Western Wind Energy Corp. (“Western Wind”).

On the date hereof, the Brookfield Entities are filing Amendment No. 1 to the Schedule 14D-1F (“Amendment No. 1”) incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter, along with four marked copies of Amendment No. 1 showing changes against the Schedule 14D-1F. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Brookfield Entities’ responses immediately following each numbered comment. Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 1. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The following are the Brookfield Entities’ responses to the Comment Letter:

General

1.	We note that the bidders are conducting a tender for all of the shares of Western Wind, and that the bidders, as the company’s largest shareholders, beneficially own 16.4% of the shares of Western Wind. Please refer to the definition of a Rule 13e-3 transaction in Rule 13e-3(a)(3)(i)(B) and (ii)(A). Please file a Schedule 13E-3, or advise us as to why you believe that the bidders are not required to file a Schedule 13E-3.

Response.

After careful consideration of the applicability of Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, the Staff’s guidance relating to Rule 13e-3, the Brookfield Entities determined that the Offer does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3 because neither of the Brookfield Entities is an “affiliate” (“Affiliate”) of Western Wind within the meaning of Rule 13e-3. Accordingly and for the reasons described in detail below, the Brookfield Entities respectfully advise the Staff that Rule 13e-3 is not applicable to the Offer and that neither of the Brookfield Entities is a Schedule 13E-3 filing person in connection with the Offer.

Rule 13e-3 defines a “Rule 13e-3 transaction”, among other things, as “any transaction or series of transactions … which has either a reasonable likelihood or a purpose of producing, either directly or indirectly … a tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer.” Rule 13e-3 provides that “an affiliate of an issuer is a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” The element of “control” is defined in Rule 12b-2 under the Exchange Act, which is fundamental to the concept of an “affiliate” within the meaning of Rule 13e-3, as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” As the Staff has stated, “[t]he determination of whether a person is in control of an issuer, of course, depends on all of the facts and circumstances.” See the Commission’s Release Relating to Going Private Transactions by Public Companies or Their Affiliates (Release No. 34-16075 (August 2, 1979)). The Staff has also stated that the ownership of any specific percentage of securities is not dispositive of the issue of whether a stockholder controls, and is therefore an Affiliate of, an issuer. See the Commission’s Interpretative Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719, April 13, 1981)(the “Interpretative Release”).

The Brookfield Entities’ (i) lack of rights to influence or control the management or policies of Western Wind, (ii) lack of representation on Western Wind’s board of directors (the “Board”), (iii) lack of commercial relationships with Western Wind, (iv) historical relationship with Western Wind, including the fact that Brookfield Renewable and Western Wind are strategic competitors, and (v) absence of arrangements with Western Wind’s management, all contribute to the determination that the Brookfield Entities, either individually or in the aggregate, are not Affiliates of Western Wind within the meaning of Rule 13e-3.

I.	Brookfield Entities’ Ownership of Shares of Western Wind

The Staff has acknowledged that the substance of the relationship between an acquiror and a target, and not solely the ownership of securities, determines whether an Affiliate relationship exists:

“The existence of a control relationship [between a target company and an acquiror] does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly, to direct or to cause the direction of the management and policies of [the target], whether through the ownership of voting securities, contract or otherwise.” See the Interpretative Release.

Although the Brookfield Entities beneficially own approximately 16.4% of the outstanding common shares of Western Wind (the “Shares”), the Brookfield Entities’ beneficial ownership does not afford them the power to direct or cause the direction of the management and policies of Western Wind. The Brookfield Entities acquired all of their beneficial ownership in Shares recently pursuant to privately-negotiated third-party transactions, rather than from Western Wind, and have none of the rights that traditionally accompany an investment intended to provide the investor with influence or control over the management and policies of Western Wind. No stockholder or similar agreement among Western Wind and the Brookfield Entities currently exists and the Brookfield Entities do not have any approval or veto rights over any activities or matters involving Western Wind, or any right to be involved, or even consulted, with respect to any such activities or matters. Furthermore, as described below under “The Brookfield Entities’ Lack of Representation on the Board”, the Brookfield Entities do not have a representative on the Board.

As disclosed in the Schedule 14D-1F, on July 30, 2012, Western Wind announced that it would be seeking a buyer for Western Wind and its assets. On August 10, 2012, Western Wind announced that it had engaged Rothschild (Canada) Inc. as its lead financial advisor to manage and structure a comprehensive and efficient auction process, with PI Financial Corp. engaged as a co-advisor.

On August 29, 2012, Brookfield Renewable announced that it had indirectly acquired an aggregate of 10,727,506 Shares and 319,741 share purchase warrants (“Warrants”) pursuant to securities purchase agreements from Western Wind’s largest institutional investor (the “Vendor”) at the time. The securities were acquired for cash consideration of C$2.25 per Share and C$1.00 per Warrant. Brookfield Renewable subsequently purchased 277,103 additional Shares from the Vendor on the same terms pursuant to an option included in one of the securities purchase agreements.

On August 29, 2012, after Brookfield Renewable issued its press release regarding its purchase of Shares, Mr. Ralf Rank, a Managing Partner of Brookfield and Chief Investment Officer of Brookfield Renewable, called Mr. Jeffrey Ciachurski, Chief Executive Officer of Western Wind, to advise him of the press release and they agreed to meet in person at Western Wind’s offices in Vancouver on August 30, 2012.

On August 30, 2012, Mr. Rank and Ms. Patricia Bood, Senior Vice President of Legal Services and General Counsel of Brookfield Renewable, met with Mr. Ciachurski, Mr. Christopher Thompson, the Chief Financial Officer of Western Wind, and Western Wind’s external legal counsel. They discussed the basis on which Brookfield Renewable could pursue a negotiated acquisition of Western Wind, while facilitating completion of and participating in Western Wind’s announced sale process.

Representatives of Western Wind indicated that if Brookfield Renewable was interested in acquiring Western Wind, it would have to do so through the announced sale process and Western Wind issued a press release to this effect on September 4, 2012. Brookfield Renewable was asked to review the form of non-disclosure and standstill agreement for the sale process, which had been sent in advance of the August 30th meeting.

Beginning on September 5, 2012, representatives of Brookfield Renewable engaged with Western Wind and its advisors to negotiate a market-standard non-disclosure and standstill agreement with Western Wind. The main issue in the negotiations was the standstill provision whereby Western Wind required that Brookfield Renewable agree not to, among other things, make a bid for Western Wind for an extended period of time. It is customary for such a restriction to terminate early upon the announcement of an agreement or public offer to acquire the selling company by a third party; however, Western Wind refused to accept this customary language and negotiations with respect to the non-disclosure and standstill agreement ended. As a result, Brookfield Renewable concluded that Western Wind was unwilling to allow Brookfield Renewable to participate in its announced sale process on market-standard terms. Due to its inability to enter into the non-disclosure and standstill agreement with Western Wind, Brookfield Renewable did not receive any material non-public information relating to Western Wind.

On December 10, 2012, Western Wind announced that it had mailed its directors’ circular regarding the Offer, which contained no recommendation of the Board as to whether Western Wind’s shareholders should accept or reject the Offer. Furthermore, in Reports of Foreign Issuers on Form 6-K filed by Western Wind on November 26, 2012 and November 30, 2012, the management of Western Wind disclosed that initial expressions received from auction participants that are currently conducting due diligence in the second round of the process would imply a value significantly higher than the Offer.

The foregoing facts demonstrate that the Brookfield Entities, unlike a 16.4% shareholder who is viewed by Western Wind as a strategic partner, does not have control or influence over the management or policies of Western Wind and are therefore not Affiliates of Western Wind within the meaning of Rule 13e-3.

II.	The Brookfield Entities’ Lack of Representation on the Board

The Staff views representation on the target’s board as a significant factor in determining Affiliate status. See Technology for Communications International Inc. (avail. February 22, 1988). The Brookfield Entities have never been represented on the Board and have not had the right to appoint any representative to the Board. In addition, due to the limited time in which they have beneficially owned their Shares, the Brookfield Entities have never exercised their right to vote as shareholders of Western Wind. The Brookfield Entities’ lack of participation in the management of Western Wind through a single Board seat or through voting for members of the Board is substantial evidence that the Brookfield Entities do not have the power to influence or control Western Wind. Furthermore, the Brookfield Entities have not sought any representation on the Board. These facts further demonstrate that the Brookfield Entities are not Affiliates of Western Wind within the meaning of Rule 13e-3.

III.	The Brookfield Entities’ Lack of Commercial Relationships with Western Wind

The Brookfield Entities do not have any commercial relationships with Western Wind, and, other than the proposed interim corporate bridge financing described in more detail under “Background to the Offer” in the Offer to Purchase and Circular, dated November 26, 2012, included in the Schedule 14D-1F (the “Circular”), which Western Wind did not pursue, have never had any commercial relationships with Western Wind. Furthermore, the Brookfield Entities have never received any material non-public information relating to Western Wind.

The absence of a commercial relationship between either of the Brookfield Entities and Western Wind and the Brookfield Entities’ inability to access material non-public information relating to Western Wind further demonstrates that the Brookfield Entities are not Affiliates of Western Wind.

IV.	Brookfield Renewable’s Historical Relationship with Western Wind

a.	Arm’s-Length Negotiations between Western Wind and the Brookfield Entities

As more fully described under “Background to the Offer” in the Circular, in each instance when representatives from Western Wind and the Brookfield Entities met, from September 2011 until the announcement of the Offer on November 23, 2012, negotiations between Western Wind and the Brookfield Entities have been conducted on an arm’s-length basis. At no time during the negotiations has a director or executive officer of either Western Wind, on the one hand, or the Brookfield Entities, on the other hand, been a director or executive officer of such other party. Furthermore, prior to the announcement of the Offer, Western Wind had neither entered into any agreement with any Brookfield Entity nor furnished any material non-public information to any Brookfield Entity. The Brookfield Entities relied solely on publicly available information to evaluate Western Wind and the Offer. The Brookfield Entities’ reliance on such publicly available information and Brookfield’s inability to negotiate a market standard non-disclosure and standstill agreement with Western Wind demonstrate that the Brookfield Entities do not occupy a position vis-à-vis Western Wind whereby the Brookfield Entities are “standing on both sides of the transaction” (see the Interpretative Release) and further demonstrates that the Brookfield Entities are not Affiliates of Western Wind within the meaning of Rule 13e-3. It is the Brookfield Entities’ understanding that the Commission adopted Rule 13e-3 to, among other things, protect unaffiliated security holders, particularly small investors, from overreaching by an issuer’s Affiliate(s) in connection with a transaction in which an Affiliate stood on both sides of the transaction. In the Interpretative Release, the Commission appeared to be concerned that an Affiliate standing on both sides of the transaction with the issuer could design the transaction to accommodate the interests of the Affiliate rather than (or at the expense of) the issuer’s unaffiliated security holders. For the reasons outlined above, the Brookfield Entities believe that the Offer is not the type of transaction that Rule 13e-3 is intended to regulate.

b.	Shareholder Choice Regarding the Offer

The Staff has expressed the concern that transactions between companies and their Affiliates may have “a coercive effect.”

Additionally, such transactions may have a coercive effect. Although several types of going private transactions may require a vote of security holders, this requirement frequently proves to be a mere formality since the Affiliates of the issuer may already hold the requisite percentage of securities for approval. In other types of transactions, there may be no requirement (other than that imposed by Rule 13e-3) that information concerning the transaction be disseminated to security holders prior to the consummation of the transaction. See the Interpretative Release.

Those concerns are not present with respect to the Offer. The holders of Shares have the choice to either tender into or refrain from tendering into the Offer, and the Offer is conditioned on there having been validly tendered in the Offer and not withdrawn before the expiration of the Offer that number of Shares which represents at least a majority of the issued and outstanding Shares as of the expiration date of the Offer (not including Shares already beneficially owned by the Brookfield Entities). None of Brookfield Renewable, WWE Equity or Western Wind has entered into agreements with any shareholder of Western Wind to support the Offer.

The foregoing facts demonstrate that the Offer does not present the concerns that Rule 13e-3 seeks to address and supports the determination that the Brookfield Entities are therefore not Affiliates of Western Wind within the meaning of Rule 13e-3.

c.	Brookfield Renewable and Western Wind Are Strategic Competitors

Both Brookfield Renewable and Western Wind operate in the renewable power sector. Brookfield Renewable and Western Wind compete against each other generally in the renewable power sector and directly in the wind power sector in California. Therefore, prior to September 2011, the only relationship between Brookfield Renewable and Western Wind was one of competitors.

V.	Absence of Arrangements Among the Management of Western Wind and Brookfield Renewable

The Brookfield Entities are not, and have never been, a party to any agreements with any member of Western Wind’s management and the Brookfield Entities do not have, and have never had, any relationships with any members of Western Wind’s management (aside from an arm’s-length negotiating relationship discussed above under “Arm’s-Length Negotiations Between Western Wind and the Brookfield Entities”).

The Staff has observed that in a situation where management will remain intact after the closing of a transaction, the filing of a Schedule 13E-3 may be required: “[f]actors considered to determine whether such a requirement exists include: increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and the representation of management on the board of the acquiror.” See Manual of Publicly Available Telephone Interpretations, Going Private Rules and Schedule 13E-3, Section 111, Question 201.01 (January 26, 2009).

Furthermore, an important element of the Rule 13e-3 analysis is whether “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions and otherwise be in a position to ‘control’ the surviving company within the meaning of Rule 12b-2 under the Exchange Act (i.e., ‘possession, direct or indirect, or the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.’).” See the Commission’s Compliance and Disclosure Interpretations, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, Section 201.05 (January 26, 2009).

None of the foregoing factors are present in the Offer.

The absence of any agreements or relationships among members of Western Wind’s management, on the one hand, and the Brookfield Entities, on the other hand, further demonstrates that the Brookfield Entities do not control Western Wind and are therefore not Affiliates of Western Wind within the meaning of Rule 13e-3.

VI.	Conclusion

For the foregoing reasons, the Brookfield Entities are not Affiliates of Western Wind within the meaning of Rule 13e-3. Furthermore, the Offer does not present the dangers that Rule 13e-3 was designed to address. In the Interpretative Release, the Staff explained:

“Because a going private transaction is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction, the terms of the transaction, including the consideration received and other effects upon unaffiliated security holders, may be designed to accommodate the interests of the affiliated parties rather than determined as a result of arm’s-length negotiations . . . [b]ecause of the potential for overreaching by issuers and their affiliates in going private transactions, the consequent harm to security holders, particularly small investors, and for adverse effects upon the confidence of investors in the securities markets, the Commission believed that rulemaking action was necessary and appropriate with respect to such transactions by public companies or their affiliates.” See the Interpretative Release.

This explanation makes clear that Rule 13e-3 does not address transactions such as the Offer. The Brookfield Entities do not have any representation on the Board, any stockholder control rights or commercial relationships with Western Wind, and are not in possession of any material non-public information relating to Western Wind. Moreover, there are no arrangements between the Brookfield Entities and either Western Wind’s management or directors that provide the Brookfield Entities with influence over Western Wind so as to constitute control within the meaning of Rule 13e-3.

For all of the reasons described above, Rule 13e-3 should not be applicable to the Offer.

2.	Please revise the legend to comply with Item 2 of Schedule 14D-1F.

Response.

In response to the Staff’s comment, the Company has revised the legend in the Schedule 14D-1F.

* * *

The Brookfield Entities understand that the Staff may have additional comments after receiving Amendment No. 1 and this letter.

Each of the Brookfield Entities acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta

Mile T. Kurta

(Enclosure)

cc:	Patricia Bood

(Brookfield Renewable Energy Partners L.P.)